Exhibit 99. 1

News Release 2016-49

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1-703-559-7406

Intelsat Updates In-Service Date for Intelsat 33e

Satellite expected to enter service first quarter 2017 following extended orbit-raising mission

Luxembourg, 09 September 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today updated the in-service date for the Intelsat 33e satellite, successfully launched on 24 August 2016. The in-service date is being adjusted from fourth quarter 2016 to first quarter 2017.

Due to a malfunction in the primary thruster used for orbit raising, the orbit raising will take longer than planned and the satellite will arrive on station for In Orbit Testing in December 2016. The satellite’s solar arrays and antennas have been successfully deployed and after completion of the In Orbit Testing the satellite will be ready for service sometime in the first quarter of 2017.

Boeing, the satellite’s manufacturer, is presently working with the company to determine the cause of the thruster malfunction.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

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Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission.

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